Energy Income Partners, LLC

Letter Agreement
April 29, 2018

To:	Board of Trustees
EIP Investment Trust
10 Wright Street
Westport, CT 06880

Dear Sirs:

You have engaged us to act as the sole investment advisor to the EIP Growth and Income Fund (the "Fund"), a series of the EIP Investment Trust, a Delaware statutory trust, pursuant to a Management Agreement approved by the Board of Trustees.

Effective April 29, 2018, we hereby agree to waive our management fee and/or reimburse expenses so that the Fund's total annual operating expenses, excluding: brokerage fees and commissions; borrowing costs (such as (i) interest and (ii) dividend expenses on securities sold short); taxes; any 12b-l fees or fees paid pursuant to an Administrative Services Plan; any indirect expenses such as acquired fund fees and expenses; and extraordinary expenses do not exceed 1.25% of the Fund's average daily net assets through April 29, 2019 . We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap below 1.25%.

Any waiver or reimbursement by us is subject to  repayment  by the  Fund  in  the  three  years following the date the particular waiver or reimbursement is due: provided that the Fund is able to make the repayment without exceeding the 1.25% expense limitation.

Very truly yours,

Energy Income Partners, LLC

By: /s/ Eva Pao

Name: Eva Pao
Title: Partner

Acceptance

The foregoing Agreement is hereby accepted.

EIP Investment Trust

By: /s/ Linda Longville

Name: Linda Longville
Title: Principal Accounting Officer